UNYQ®

SPRING/SUMMER
2020





UNYQ®

{yoo neek}

1

Existing as the only one or as the sole example

2

Having no equal; unparalleled; incomparable

3

Limited to a single outcome or result; without alternatives.

4

Not typical

What it means to us:

Celebration of difference and passion about personalization

#weareUNYQ

UNYQ.COM

   

THE
UNYQ WAY



Biometric tech for easy selection and capturing of data for true personalization through an user-friendly app



Generative design/AI for faster processing and improved accuracy



3D printing know-how and digital factory for high quality products for more than 5 years



Accessible for everybody, delivering to over 30 countries, hundred of clinics and thousand of users in a short time







UNYQ WEARS





NEW!

LOWER EXTREMITY

UPPER EXTREMITY



NEW!



COMING SOON!

UNYQ 3D STUDIO

UNYQ SHOP

UNYQ ®
C O V E R

01 FOR ALL

02 A COVER THAT WRAPS YOUR LEG

03 PROTECTION

04 TRULY PERSONALIZED

05 STYLE

06 HIGH QUALITY FINISHING

07 EASY FITTING

08 WATER RESISTANT

09 LIGHTWEIGHT

10 ADJUSTED TO YOUR PROSTHESIS

11 SAFE & STEADY



DISCOVER OUR DESIGNS AND STORIES

Download our UNYQ App for free from App Store (iOS devices) or check out our website to discover our latest designs, colors and accesories.

UNYQ.COM



OUR DESIGNS

At UNYQ, we do individuality. We create prosthetic covers that protect you or reflect you, mentally and physically.

We've unlocked the power of choice. Our design process enables innovative and individuality in every object we create. In a sense you have made it yourself!

All our designs at

UNYQ.COM



U



NATURA



BRIZZ



CRYSTAL



ATHLON



KAI



CAMELLIA



FLORAL



AMBRA



RIBBONS



RIVET



TROOPER



WAVE



HERRINGBONE



ATLANTIS



ODISSEY



NEXT



CIRCUIT



GALAXY



FLOW



VITTRA

2020 NEW DESIGNS



ATHLON



NATURA




Inspired by nature.

"In nature, nothing is perfect and everything is perfect. Trees can be contorted, bent in weird ways, and they're still beautiful."

- Alice Walker

BRIZZ




CRYSTAL



CAMELLIA



12



2020 NEW DESIGNS

It's all in the details.

Strong and shinning like diamonds, elegant like flowers and butterflies.
Intense or delicate, it just depend on the colors you play with. The details of combining coloured lines with a base color open your possibilities to the fullest.



KAI







01

FOR ALL

We design protective covers for almost all the prosthetic components on the market, including lower and upper extremity. Our covers are available for above and below knee amputees, including bilaterals, Genium X3 knee, osseointegration and polycentric knees, using different solutions to avoid interference with functionality.



the U

U, our basic design, is a blank canvas to start creating your own style. Plain or metallic colors, carbon, denim, skintones, matt or glossy... infinite options to choose from to design your very own cover. Adding an engrave or vinyl will give you the personal touch to make it even more yours!









A COVER THAT WRAPS YOUR LEG

Our protective covers really cover your prosthesis. Designed in 2 pieces/parts, they don't let the back part open, unlike others, so you have the power to choose whether you want to show your prosthesis.

02

RIBBONS

  

RIVET

  

TROOPER

  

03 PROTECTION

Like a bumper of a car, our covers protect your expensive prosthetic components from damage. They also avoid clothes being pinched or get caught in your prosthetic components.




04 TRULY PERSONALIZED

Why do we need photos and measurements? Because our covers are not standard or semi-standard size. Each of them is designed specifically for each person, combining the fitting to their prosthetic components in order to have the best symmetry with the sound leg.



STYLE

Not only functionality, now it's time to give style to your prosthesis and express your personality! Combine your favourite design with the colors of your choice, and include extras, as vinyls or engraved images, to create your own UNYQ style.

ATLANTIS





06 HIGH QUALITY FINISHING

Our 3D printing process, together with a handmade post-processing and painting, gives to our UNYQ covers the highest quality finishing. Our colors don't stain or transfer onto clothes and the smooth surface allows a quick and easy cleaning of the cover.

07

EASY FITTING

Fit your cover in just a few seconds! The front part of our covers attaches safely and quickly to the pylon of the prosthesis with our Fast-Clamp, while the rear part of the cover is connected to it with strong magnets in just a 'click'. The easy fitting allows you to easily access your prosthetic components to charge knees, feet, to clean them or just to change your style!

CIRCUIT

 

GALAXY

 

NEXT







FLOW





08

WATER RESISTANT

Our covers are water resistant. Just make sure that your prosthesis is water resistant too and that you clean and dry everything afterwards. If you like swimming with your cover on, we recommend the attachment option with screws.

ODISSEY









AMBRA






09 LIGHTWEIGHT

Our covers are 3D printed in a lightweight material (polyamide): they don't add too much weight to the prosthesis (usually less than 500 gr, depending on the design and anatomy of the user).

The final result is a hard plastic protector that stays dimensionally stable over time, not changing its shape with use, unlike stockings or silicone cosmetics.

WAVE




10 ADJUSTED TO YOUR PROSTHESIS

Knee, foot, socket, length, alignment... each prosthetic combination is completely different from the other. Our designers work on each cover one by one, so that each one goes specifically with a prosthesis. The result? The adjustment is perfect and you don't need to adapt it by yourself. We take care of everything so you just receive it ready to wear!

FLORAL



HERRINGBONE





SAFE AND STEADY

11

Our Fast-clamp fitting system has been developed in order for our covers to stay fixed on the prosthesis so that they don't flap around. No need to worry! But in case you want to be even more cautious, we offer the option of a clamp attachment with screws.

Choose your EXTRAS

 

Vinyl   Engrave

To customize even more your own cover. Whether you choose a vinyl in colors or an engrave with your name or a detail, it will give your cover a personal touch.



Knee protector

For those who usually kneel down with their covers on, the knee protector is the best option to keep that part safe from scratches.

 

Magnets & Fast-clamp or Screws & C-clamp

Our covers are attached to the prosthesis with magnets and our easy fast-clamp system by default. You can choose Screws & C-Clamp instead for even safter attachment.

Your CUSTOM design

'Like no other' expresses what we aim for. Customization is in our DNA, and this is why we are eager to work with you on creating a special design of your taste, with your inspiration and preferences. Just let flow your imagination and we'll make it real! These are just some examples...

  

UNYQ for EVERYONE

OSSEOINTEGRATION
Designed specifically to match the stump shape while feeling comfortable.



GENIUM X3 KNEE
Any design adapted to match the top part of the Genium X3 protector from Ottobock, creating a smooth final look.



POLYCENTRIC KNEES
Adapted to allow the movement of the knee, max flexion, etc. Available for:
3R60 (Ottobock)
3R60 Pro (Ottobock)
Nabtesco NK-6 Symphony



NEW!

UPPER EXTREMITY

ARM COVERS

Choose any of our designs for leg covers (listed on page 9) to apply in your arm cover.

Available for below elbow prosthesis or for above elbow just covering the below elbow part.



*custom design



*custom design

ARM SOCKETS

Choose any of our designs for leg covers (listed on page 9) to apply in your arm socket.

Available for below elbow amputees.



*custom design



*custom design

UNYQ®
S O C K E T

01 YOUR SHAPE

02 3D PRINTED. LIGHTWEIGHT

03 COMPLETE LOOK

04 WATER RESISTANT

05 ISO 10328:2016 TESTED

06 REPLICABILITY

Mirrors your existing socket with UNYQ style and the contours of your sound leg.
Lighter than traditional socket because we eliminate the need for tube and/or adapters.
Available for Transfemoral and Transtibial. Choose your design below and combine them with colors on page 36-37.



Tested for 125 kg

+3.000.000 cycles/steps

K1, K2 and K3 activity level

Suitable for moderate impact

UNYQ SOCKET: TOTAL REFLECTION

TRANSFEMORAL



TRANSTIBIAL



OUR DESIGNS

Match the design of your socket with your cover to get a complete look!



GALAXY



RIVET



ODISSEY



FLORAL



ATLANTIS



HERRINGBONE



AMBRA



NEXT



CIRCUIT



FLOW

NEW!

3D STUDIO

'Because we are all UNYQ' doesn't apply anymore to just prosthetic users! UNYQ is much more than just prosthetic wears.

Our brand new 3D Studio came to life to bring style and uniqueness to the orthotic community. 3D printed in polyamide following our proven quality standard. They are light and resistant and now they can be a fashion accesory in your favourite design and color.
Hand orthosis, helmets... These are only a few examples of all that we can do.
You create, we make it real!

HAND ORTHOSIS



HELMETS





UNYQ SHOP

Just as you match your shoes with each outfit, your UNYQ wear is ready to pop up with these accessories that express your style and tell your story.

| PENS | KEYRINGS | IPHONE CASES |





COMING SOON!

AND MORE...

OUR COLORS

Colors to suit every taste! More than 40 colors to choose from and infinite options to combine in your cover, socket, orthosis... Each of them is coated in matt or glossy finishing, on your preference. These are just examples on how they could look like.

For more info about suitable colors for each product, please visit our UNYQ App, website or contact us at hello@unyq.com.

We try our best to reproduce the colors in this catalog, please keep in mind that the final result may be slightly different from the colors seen on the website, App or catalog.


Rosegold


Corinto


Warm beige


Champagne


Copper


Orange


Mustard


Yellow


Red


Coral


Ivory


Ö 01


OB 02


OB 04


OB 06


OB 12


Rosso Carbon


Gold Carbon


White Carbon


Blue Carbon


Carbon


Black


Graphite


Titanium


Night blue


Denim


Blue


Sky


Taupe gray


Silver


White


Lime


Ocean


Mint


Jade


Olive


Wine


Cherry


Lavender


Violet


Walnut


Rosewood


Moka


Gold



A UNYQ®

REBELLION

UNYQ is about more than our wears.
We're a philosophy – a way of life.
Together, we're a community
with bravery and rebellion at its core.
We laugh in the face of normal.

Discover our stories

#weareunyq

   

UNYQ.COM

UNYQ®

+34 954 043 699

hello@unyq.com

UNYQ.COM

   